Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges
The following tables set forth our ratios or earnings to fixed charges, excluding interest on deposits and earnings to fixed charges, including interest on deposits for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. For purposes of calculating these ratios, earnings consists of income before income taxes plus fixed charges and distributed income of equity investees less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges include interest expense, amortization expense and estimated interest component of rental expense.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014
Fixed Charges
Interest expense, excluding deposits	$13,128	$7,320	$10,479	$4,975	$3,193
Amortization of premiums	2,848	2,940	4,671	3,461	1,068
Estimated interest on rental expense (1)	6,232	5,778	7,346	6,628	5,049
Preferred stock dividends	—	—	—	—	—
Total Fixed Charges	$22,208	$16,038	$22,496	$15,064	$9,310
Earnings
Income before income taxes	49,147	87,371	$90,777	$56,907	$33,315
Add: distributed income of equity investees	902	1,827	2,753	2,512	1,306
Add: fixed charges	22,208	16,038	22,496	15,064	9,310
Less: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	757	2,474	2,333	1,624	101
Total earnings	$71,500	$102,762	$113,693	$72,859	$43,830
Ratio of Earnings to fixed charges, excluding interest on deposits	3.22	6.41	5.05	4.84	4.71
(1) This amount is the portion of rent expense (generally one-third) deemed representative of the interest factor.

Exhibit 12.1

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014
Fixed Charges
Interest expense, including deposits	$30,638	$20,700	$29,488	$16,776	$12,624
Amortization of premiums	2,848	2,940	4,671	3,461	1,068
Estimated interest on rental expense (1)	6,232	5,778	7,346	6,628	5,049
Preferred stock dividends	—	—	—	—	—
Total Fixed Charges	$39,718	$29,418	$41,505	$26,865	$18,741
Earnings
Income before income taxes	$49,147	$87,371	$90,777	$56,907	$33,315
Add: distributed income of equity investees	902	1,827	2,753	2,512	1,306
Add: fixed charges	39,718	29,418	41,505	26,865	18,741
Subtract: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	757	2,474	2,333	1,624	101
Total earnings	$89,010	$116,142	$132,702	$84,660	$53,261
Ratio of Earnings to fixed charges, including interest on deposits	2.24	3.95	3.20	3.15	2.84
(1) This amount is the portion of rent expense (generally one-third) deemed representative of the interest factor.